EXHIBIT 99.1

MAY 5, 2022 | VANCOUVER, BC

Sandstorm Gold Royalties To Release 2022 First Quarter Results on May 11

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”) (NYSE: SAND, TSX: SSL) will release its 2022 first quarter results on Wednesday, May 11, 2022 after markets close.

A conference call will be held on Thursday, May 12, 2022 starting at 8:30am PDT to further discuss the first quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

International: (+1) 416-764-8688

North American Toll-Free: (+1) 888-390-0546

Conference ID: 30491561

Webcast URL: https://bit.ly/3kzDz4D

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. After the closing of the transactions announced on May 2, 2022, Sandstorm will have acquired a portfolio of 260 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.